Exhibit 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive income/(loss) (in € thousands)

		For the three months ended September 30		For the nine months ended September 30
	Note	2019	2018	2019	2018
Revenue	3	2,103	306	17,464	988
Other income – net		49	(259)	332	(221)
Research and development expenses		(11,721)	(9,787)	(31,253)	(23,332)
General and administrative expenses		(2,790)	(2,389)	(7,566)	(6,591)

Operating income / (loss)		(12,359)	(12,129)	(21,023)	(29,156)
Finance income / (costs) – net	4	1,475	109	1,655	920

Loss before tax		(10.884)	(12,020)	(19,368)	(28,236)
Income taxes		0	0	(4)	(1)

Loss for the period		(10,884)	(12,020)	(19,372)	(28,237)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss Equity investments at fair value OCI – net change in fair value	5	(555)	53	(531)	264

Other comprehensive income / (loss)		(555)	53	(531)	264

Total comprehensive loss		(11,439)	(11,967)	(19,903)	(27,973)

Loss per share in € per share		(0.17)	(0.19)	(0.31)	(0.47)
(undiluted = diluted)
Weighted number of common shares outstanding		62,443,550	62,400,484	62,437,673	59,876,197

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position (in € thousands)

		September 30, 2019	December 31, 2018
		(unaudited)
ASSETS	Note
Non-current assets
Intangible assets		149	56
Leasehold improvements and equipment		2,021	1,414
Long term financial assets	5	3,294	3,825
Right-of-use assets	2	556	0

		6,020	5,295
Current assets
Cash and cash equivalents		59,995	94,829
Financial assets	6	16,530	13,974
Trade and other receivables		1,184	1,429
Inventories		330	260
Other assets		1,491	387

		79,530	110,879
TOTAL ASSETS		85,550	116,174
EQUITY AND LIABILITIES
Equity
Issued capital		624	624
Capital reserves		241,062	239,055
Fair value reserves		2,063	2,594
Accumulated deficit		(221,516)	(202,144)

Total equity	7	22,233	40,129
Non-current liabilities
Borrowings	10	300	1,690
Contract liabilities		33,672	37,512
Lease liabilities		192	0

Total non-current liabilities		34,164	39,202
Current liabilities
Trade and other payables		7,633	9,425
Provisions	9	1,131	0
Borrowings	10	2,960	3,083
Lease liabilities		337	0
Contract liabilities		17,092	24,335

Total current liabilities		29,153	36,843
TOTAL EQUITY AND LIABILITIES		85,550	116,174

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousands)

		For the nine months ended September 30
	Note	2019	2018
Cash flow from operating activities
Loss for the period		(19,372)	(28,237)
Adjustments for the period:
- Income taxes		4	1
- Depreciation and amortization		648	303
- Net gain from disposal of leasehold improvements and equipment		(9)	15
- Share based payments	8	1,981	1,523
- Finance income / costs – net	4	(1,655)	(920)

		(18,403)	(27,315)
Change in trade and other receivables		458	(344)
Change in inventories		(70)	(79)
Change in other assets		(1,104)	(549)
Change in trade, other payables, provisions and contract liabilities		(11,727)	3,473

Cash used in operating activities		(30,846)	(24,814)
Interest received		413	159
Paid interest		(180)	(268)
Paid income tax		0	(1)

Net cash used in operating activities		(30,613)	(24,924)
Cash flow from investing activities
Purchase of intangible assets		(143)	(27)
Purchase of leasehold improvements and equipment		(926)	(448)
Cash received from the sale of leasehold improvements and equipment		0	1
Cash paid for investments in financial assets		(39,733)	0
Cash received from maturity of financial assets		38,270	0

Net cash used for investing activities		(2,532)	(474)
Cash flow from financing activities
Proceeds from issue of common shares		26	25,110
Transaction costs related to issue of common shares		0	(1,702)
Proceeds from borrowings	10	562	0
Repayment of lease liabilities		(299)	0
Repayment of borrowings	10	(2,339)	(2,250)

Cash flow from financing activities		(2,050)	21,158

Exchange-rate related changes of cash and cash equivalents		361	1,479
Net changes to cash and cash equivalents		(35,195)	(4,240)
Cash and cash equivalents at the beginning of the period		94,829	39,837

Cash and cash equivalents at the end of the period		59,995	37,076

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousands)

	Note	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904

Issue of common shares		156	23,170			23,326
Exercise of share based payment awards			68			68
Equity-settled share based payment awards	8		1,523			1,523
Loss for the period					(28,237)	(28,237)
Other comprehensive income				264		264

Balance as of September 30, 2018		624	238,539	7,589	(210,904)	35,848

Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards			26			26
Equity-settled share based payment awards	8		1,981			1,981
Loss for the period					(19,372)	(19,372)
Other comprehensive income				(531)		(531)

Balance as of September 30, 2019		624	241,062	2,063	(221,516)	22,233

The Notes are an integral part of these consolidated financial statements.

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed”, “the Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.	Basis of preparation and changes to the Group’s accounting policies

Statement	of compliance

The interim financial statements for the three and nine months ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2018.

The interim financial statements were authorized for issuance by the management board on November 19, 2019.

Critical	judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018 except for the following:

As a result of the first-time adoption of IFRS 16 on January 1, 2019, the Company recognized right-of-use assets of €0.7 million. The right-of-use model requires management to make significant judgements related to extension and termination options as well as the applied discount rate.

In the second quarter of 2019, Affimed decided to terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager as a part of its strategic plans (see note 9).

Functional and presentation currency

These interim financial statements are presented in Euros, which is the Company’s functional currency. All financial information presented in Euros has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2018, with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2019, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date
IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features With
Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-Term Interests in
Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRIC 23 Uncertainty Over Income Tax Treatments	January 1, 2019

Affimed has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, any comparative information presented for any periods in 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The nature and effect of the application of IFRS 16 are summarized below.

The other amendments had no effect on the interim consolidated financial statements of the Company.

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

Under IAS 17, Affimed determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 ´Determining Whether an Arrangement contains a Lease. Under IFRS 16, Affimed now assesses whether a contract is or contains a lease based on the new definition of a lease. This definition says that a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

On transition to IFRS 16, Affimed elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were previously not identified as leases were not reassessed.

As a lessee, Affimed previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, Affimed recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

However, Affimed has elected not to recognize right-of-use assets and lease liabilities for some short-term leases (leases with less than 12 months of lease term). Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Affimed presents right-of-use assets in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. The carrying amounts of right-of-use assets are below.

January 1 to September 30, 2019	Carrying amount
	Buildings	Cars	Total
Balance as of January 1, 2019	695	22	717
Balance as of September 30, 2019	543	13	556

Significant Accounting Policies

Affimed recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Affimed’s incremental borrowing rate. Generally, Affimed uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Affimed has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether Affimed is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Impacts on Transition

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

January 1, 2019
Right-of-use assets	717
Lease liabilities	717

The Group discounted lease payments using a weighted average discount rate of 4.05% as of January 1, 2019.

In relation to those leases under IFRS 16, Affimed has recognized depreciation and interest costs, instead of operating lease expense. During the nine months ended September 30, 2019, the Group recognized depreciation expense for right-of-use assets of €272 and interest cost related to the lease liability of €18 instead of operating lease expense of €290.

The transition between operating lease commitments disclosed applying IAS 17 as of December 31, 2018 and the lease liabilities recognized in the statement of financial position at the date of initial application, January 1, 2019, is shown below.

January 1, 2019
Operating lease commitment as of December 31, 2018	1,154
Recognition exemption for short-term leases	(98)
Payments for incidental rental costs and other rental payments (Not part of the lease)	(312)
Discounting using the incremental borrowing rate as of January 1, 2019	(27)
Lease liabilities as of January 1, 2019	717

Fair	value measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents, trade and other payables and provisions is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the Group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 5 and 10).

New	standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2018 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date
Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (“LLS”)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones relate primarily to the development of a combination therapy.

During the nine months ended September 30, 2018, the Company recognized revenue totalling €0.2 million.

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018. In the second quarter of 2019 the Group received a payment upon achievement of a preclinical milestone.

The Group recognized €1.9 and 16.2 million as revenue during the three and nine months ended September 30, 2019, respectively, and €50.5 million as of September 30, 2019 under contract liabilities, which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.2 million and €1.3 million, respectively, as revenue in the three and nine months ended September 30, 2019 (2018: €0.3 million and €0.8 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	September 30, 2019	December 31, 2018
Receivables	3	210
Contract liabilities	50,764	61,847

Amounts of €2,082 and €11,562 recognized in contract liabilities at the beginning of the period have been recognized as revenue during the three and nine months ended September 30, 2019.

The remaining performance obligations at September 30, 2019 are approximately €50.8 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information
	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue:
Germany	0	0	0	31
Europe	155	248	1,232	566
USA	1,948	58	16,232	391

	2,103	306	17,464	988

Major service lines	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Collaboration revenue	1,948	0	16,232	205
Service revenue	155	306	1,232	783

	2,103	306	17,464	988

Timing on revenue recognition	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue:
Point in time	0	0	5,633	355
Over time	2,103	306	11,831	633

	2,103	306	17,464	988

4.	Finance income and finance costs

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Interest SVB Loan Agreement	(106)	(203)	(389)	(669)
Foreign exchange differences	1,425	262	1,453	1,465
Other finance income/finance costs	156	50	591	124

Finance income/costs - net	1,475	109	1,655	920

5.	Long-term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.3 million. The Company recognized losses from the change in fair value of €0.5 million in other comprehensive income in the nine months ended September 30, 2019.

6.	Financial assets

As of September 30, 2019 and December 31, 2018, financial assets consisted of U.S. Dollar-denominated certificates of deposit with original maturities of more than three months.

7.	Equity

As of September 30, 2019, the share capital of €624 (December 31, 2018: €624) is divided into 62,449,901 (December 31, 2018: 62,430,106) common shares with a par value of €0.01 per share.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to ten years after the grant date. The Group granted 63,750 and 1,641,803 awards in the three and nine months ended September 30, 2019, respectively, to employees, the Management Board and the Supervisory Board. In the three and nine months ended September 30, 2019, 26,780 and 30,944 ESOP 2014 awards were cancelled or forfeited due to termination of employment and 9,688 and 19,795 options were exercised. As of September 30, 2019, 7.5 million awards (December 31, 2018: 5.9 million) were outstanding and 4.5 million awards (December 31, 2018: 2.8 million) had vested. The options outstanding as of September 30, 2019 had an exercise price in the range of $1.30 to $13.47.

Share-based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options is two years. As of September 30, 2019, no options were exercisable.

Share-based payment expense

In the three and nine months ended September 30, 2019, compensation expense of €814 and €1.981 was recognized affecting research and development expenses (€317 and €817) and general and administrative expenses (€497 and €1.164). In the three and nine months ended September 30, 2018, compensation expense of €586 and €1,523 was recognized affecting research and development expenses (€241 and €637) and general and administrative expenses (€345 and €886).

Fair	value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share-based payment grants with service conditions are as follows (weighted average):

	September 30, 2019	September 30, 2018
Fair value at grant date	$2.11	$1.14
Share price at grant date	$3.03	$1.85
Exercise price	$3.03	$1.85
Expected volatility	82%	71%
Expected life	5.83	5.67
Expected dividends	0.00	0.00
Risk-free interest rate	2.12%	0.19%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over an historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips and German sovereign strips, respectively (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

9.	Provisions

The Group recognized a provision for the termination of the AFM 11 program of €1.1 million as of September 30, 2019. The initial recognition of the provision was on June 30, 2019 with €1.4 million. During the three month period ended September 30, 2019, the provision decreased by €0.3 million primarily due to utilization for received services. The costs relate to obligations to third parties for services connected to the termination procedures and are expected to incur within the next 12 months.

10.	Borrowings

Silicon	Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75-80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

As of September 30, 2019 and December 31, 2018, the fair value of the liability did not differ significantly from its carrying amount (€2,869 and €4,773). The loan has a maturity date of May 31, 2020, and repayment started in December 2017 with amortized payments of principal and interest in equal monthly instalments. As of September 30, 2019, €2,869 (December 31, 2018: €3,083) was classified as current liabilities.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until November 2023. As at September 30, 2019, an amount of €391 was outstanding, of which €91 was classified as current liabilities.

11.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €79 and €274 (€93 and €278), remuneration of managing directors and other key management personnel amounted to €668 and €2.082 (€566 and €1,639) in the three and nine months ended September 30, 2019 (2018).

The Group recognized share-based payment expenses of €120 and €160 (€61 and €85) for supervisory directors and €452 and €1,175 (€393 and €1,074) for managing directors in the three and nine months ended September 30, 2019 (2018).

In the nine months ended September 30, 2019, the Group recognized termination benefits of €264 and share-based payment expenses of €22 for the former CSO Martin Treder who will continue as consultant to the Group. As of September 30, 2019, termination benefits of €203 were outstanding.

The following table provides the transaction amounts and outstanding balances for supervisory board remuneration.

	Transaction volume				Outstanding balances
	Three months ended September 30, 2019	Nine months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2018	September 30, 2019	December 31, 2018
Dr. Ulrich Grau	9	41	16	47	11	21
Dr. Thomas Hecht	25	84	30	89	18	21
Dr. Richard Stead	0	0	0	22	0	0
Berndt Modig	10	34	11	34	6	10
Ferdinand Verdonck	14	42	15	44	9	11
Dr. Bernhard Ehmer	12	40	12	33	14	17
Mathieu Simon	9	33	9	9	7	0

The unaudited consolidated interim financial statements as at September 30, 2019 contain the following outstanding balances for management board members:

September 30, 2019
Other receivables	14
Other payables	2

12.	Subsequent events

In November 2019, the Company announced the closing of a public offering of 12,000,000 common shares, at the public offering price of $2.50 per share, and the exercise in full by the underwriters of their option to purchase an additional 1,800,000 common shares. The exercise of the option to purchase additional shares brought the total number of common shares sold by Affimed to 13,800,000 common shares and increased the gross proceeds raised in the offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by Affimed, to $32.0 million (€29.1 million).

In November 2019, the Company announced that Genentech exercised its final option for an exclusive target under the companies’ collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated from Affimed’s ROCK® platform to treat multiple cancers. The target selection triggers a milestone payment, in an undisclosed amount, to Affimed from Genentech.

On November 19, 2019, we announced the appointment of Cassandra Choe-Juliak, MD, MS as Acting Chief Medical Officer to succeed Dr. Leila Alland, effective November 30, 2019. Dr. Alland will transition out of her current role and will serve as a consultant for the company.